August 28, 2013

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Harbor Funds (the “Trust”)

  File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Chad Eskildsen from the Office of the Chief Accountant on August 16, 2013 with respect to the Trust’s Annual Report for the fiscal year ended October 31, 2012 and the Trust’s current prospectuses for the various series of the Trust (each series, a “Fund” and collectively, the “Funds”). For the convenience of the Staff, Mr. Eskildsen’s comments have been repeated below followed by the Trust’s responses.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1 (Prospectus – Fund Summary – Principal Investment Strategy and Principal Risks)

(Harbor Capital Appreciation Fund) Upon review of the Fund Summary - Sector Allocation section of the Fund’s most recent annual report, it appears that the Fund has invested (as of October 31, 2012) over 25% of its assets in securities of issuers in the information technology sector. Please indicate whether such focus in the information technology sector warrants additional disclosure in the Principal Investment Strategy and/or Principal Risks sections of the Fund’s prospectus.

Response:

We note that the Fund maintained greater than a 25% investment in the information technology sector as of October 31, 2012. However, we do not believe this investment warrants additional disclosure regarding the Fund’s exposure to such sector in the Fund’s prospectus.

The Fund has established an investment strategy and policies intended to provide the Fund’s subadviser with the investment flexibility to pursue investment ideas within or across sectors. The Fund’s subadviser focuses primarily on the attractiveness of individual companies across sectors rather than on the attractiveness of particular sectors. It is normally as a result of individual security selection decisions that the Fund may wind up with a larger percentage of investments focused in a particular sector. As the subadviser’s view of the relative

P.O. Box 804660 | Chicago, Illinois 60680-4108 800-422-1050 | www.harborfunds.com Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission August 28, 2013 Page 2 of 4

attractiveness of individual companies changes over time, we would also expect that the Fund’s weighting in particular sectors would change over time. Accordingly, we do not feel it would be appropriate to identify the specific sectors in the Principal Investment Strategy and/or Principal Risks sections in the Fund’s prospectus.

Within the Global Industry Classification Standard (“GICS”), we note that there are currently only 10 sectors covering the entire investible universe of companies. These sectors are, therefore, very broad in the types of companies they cover. For example, the information technology sector includes three industry groups, which in turn consist of nine diverse industries, including, as an example, internet software and services; IT consulting; data processing; home entertainment software; communications, telecom and networking equipment; computer hardware and peripherals; semi-conductors and office electronics.

By straight mathematical average, each of the 10 GICS sectors would have a 10% exposure. However, we believe that growth-oriented companies tend to exist in greater numbers in certain sectors and less so in others. We believe this is reflected by the historical exposures of the Russell 1000 Growth Index, the Fund’s benchmark index, to the various sectors, with that index regularly having greater exposure to certain sectors and much less exposure to certain other sectors. When that skew for growth-oriented, as opposed to value-oriented, companies is factored in, the typical overweight and underweight to certain sectors becomes quite pronounced and, historically, very consistent. While the Fund does not seek to replicate the benchmark index, the general trend of greater exposures to certain sectors and less exposure to other sectors is consistent between the Fund and the benchmark index, again, because those exposures reflect where more of the “growth” companies can be found.

For example, since December 31, 2006, and measured semi-annually through June 30, 2013, both the Fund and the Russell 1000 Growth Index have had very limited exposure to the Utilities, Materials and Telecommunications Services sectors and more significant exposure to the Information Technology sector. During that period, the maximum and minimum exposures to each of those four sectors, again measured semi-annually, for the Fund and the Russell 1000 Growth Index were as follows:

	Fund		Russell 1000 Growth
	Max	Min	Max	Min
Utilities	0.00%	0.00%	2.33%	0.11%
Materials	4.42%	0.00%	6.04%	2.97%
Telecommunication Services	1.61%	0.00%	2.43%	0.30%
Information Technology	40.46%	28.45%	33.19%	26.37%

P.O. Box 804660 | Chicago, Illinois 60680-4108 800-422-1050 | www.harborfunds.com Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission August 28, 2013 Page 3 of 4

We believe that this pattern of both the Fund and the Russell 1000 Growth Index tending to invest more significantly in certain sectors and less in others reflects the fact that growth oriented companies tend to exist in greater numbers in certain industries (and, therefore, in certain sectors when those industries are rolled up at the sector-level). As a result, we believe that an investor in a growth-oriented fund such as the Fund would very much expect that they will be gaining greater exposure to particular Sectors and lesser exposure to other Sectors, consistent with what they would experience if they were able to invest directly in the index. Accordingly, we do not believe that additional disclosure in the prospectus highlighting those particular sectors is warranted.

We note that the Fund’s shareholders have the opportunity to review the Fund’s sector allocation percentages on a quarterly basis through Harbor Funds’ website, which is in addition to the sector information provided in the Fund’s Annual and Semi-Annual Reports. We also provide on Harbor Funds’ website the percentage weightings of each sector within the Fund’s benchmark index so that shareholders can assess how the Fund’s allocation compares to that of the benchmark index. Accordingly, we believe that investors are able to observe, on an on-going basis, whether their expectation of where the Fund would normally have greater and lesser exposure to certain sectors is consistent with actual practice, and how that compares to the exposures in the benchmark index.

When considering what the principal risks would be for an investor in the Fund, we believe that the principal risks are first and foremost market and issuer specific risks, since the Fund normally utilizes a fundamental, bottom-up, company by company evaluation process to select stocks for investment, and, second, the risks associated with its growth-oriented investment style. Both of those risks are disclosed in the Fund’s prospectus. We believe those principal risk factors appropriately cover the principal risks associated with the Fund having greater exposure to the broad array of companies that make up the Information Technology sector. Furthermore, because the Information Technology sector consists of such a broad and diverse array of companies, we do not believe it is practical or truly helpful for investors to try to describe as one principal risk the generic risk associated with investing in companies that comprise the Information Technology sector.

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In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Funds do not involve a master/feeder arrangement, (ii) none of the Funds, except the Money Market Fund, is a money market fund, (iii) shares of the Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Funds may invest.

P.O. Box 804660 | Chicago, Illinois 60680-4108 800-422-1050 | www.harborfunds.com Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission August 28, 2013 Page 4 of 4

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain
Charles F. McCain
Chief Compliance Officer

Cc:

Christopher P. Harvey, Esq.

Jill Damen, Esq.

Jennifer Wendell, Esq.

Dechert LLP

David G. Van Hooser

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Susan A. DeRoche

Harbor Funds

Shanna Palmersheim, Esq.

Harbor Capital Advisors, Inc.

P.O. Box 804660 | Chicago, Illinois 60680-4108 800-422-1050 | www.harborfunds.com Distributed by Harbor Funds Distributors, Inc.